Table of Contents

Message to Shareholders........................................................1
Selected Consolidated Financial Data...........................................2
Management's Discussion and Analysis...........................................3
Independent Accountants' Report...............................................19
Consolidated Balance Sheets...................................................21
Consolidated Statements of Income.............................................22
Consolidated Statements of Shareholders' Equity...............................23
Consolidated Statements of Cash Flows.........................................24
Notes to Consolidated Financial Statements....................................25
Directors and Officers........................................................42
Shareholder Information.......................................................44

Description of Business

     Union Community Bancorp (the "Holding Company") is an Indiana corporation organized in September 1997 to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Union Federal Savings and Loan Association ("Union Federal," and together with the Holding Company, the "Company") in connection with Union Federal's conversion from mutual to stock form. The Holding Company became Union Federal's holding company on December 29, 1997. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of Union Federal.

     On January 2, 2002, the Company acquired Montgomery Financial Corporation ("Montgomery"), the holding company of Montgomery Savings, a Federal Association ("Montgomery Savings"), a federally chartered thrift. Montgomery was merged with and into the Company and Montgomery Savings was merged with and into Union Federal. MSA Service Corporation ("MSA"), an Indiana corporation and wholly-owned subsidiary of Montgomery Savings, will continue as a subsidiary of Union Federal.

     Union Federal conducts its business from its main office located in Crawfordsville, Indiana. In addition, Union Federal has two additional branch offices in Crawfordsville and branch offices in Covington, Williamsport and Lafayette, Indiana. Four of the above mentioned branch offices were added in connection with the acquisition of Montgomery.

     Union Federal offers a variety of lending, deposit and other financial services to its retail and commercial customers. Union Federal's principal business consists of attracting deposits from the general public and originating fixed-rate and adjustable-rate loans secured primarily by first mortgages on one- to four-family residential real estate. Union Federal's deposits accounts are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. Union Federal offers a number of other financial services, which include: (i) residential real estate loans; (ii) multi-family loans, (iii) commercial real estate loans; (iv) construction loans;
(v) home improvement loans and consumer loans, including single-pay loans, loans secured by deposits, installment loans and commercial loans; (vi) money market demand accounts; (vii) passbook savings accounts; and (viii) certificates of deposit.

To Our Shareholders:

     On behalf of the Board of Directors, our management team and all the employees of Union Community Bancorp and its subsidiary, Union Federal Savings and Loan Association, it is our pleasure to provide you with our 2003 Annual Report.

     During the past year, we completed the remodeling of our main office facility. This remodel enabled us to provide our customers with a new drive-up, an ATM and an improved banking environment for both customers and employees. Also, we introduced our consumer credit card product and added Internet Banking to our services. In connection with the offering of Internet Banking, our website at www.unionfed.com was restructured to provide ease of use by customers and shareholders and to provide needed information for potential customers and investors.

     Throughout the year, we repurchased 178,000 shares of our common stock at a cost of $3.0 million, or an average of $16.85 per share, reducing outstanding shares to 2,100,000. Repurchase of outstanding shares is a strategy used from time to time to enhance shareholder value and will continue to be considered in the future. Book value per share increased from $16.32 per share at December 31, 2002 to $16.92 per share at December 31, 2003, an increase of $0.60 per share. Also during 2003 dividends of $0.60 per share were paid.

     For the year ended December 31, 2003 total assets decreased $7.7 million to $261.6 while net loans increased $4.5 million to $221.2 million. During the same time frame, deposits remained relatively the same at $190.2 million. Shareholders equity decreased $1.7 million to $35.5 million due to reductions for the repurchase of common stock and the payment of dividends and an increase for the net income.

     Net income was $2,331,704 for 2003, or $1.18 basic earnings per share and $1.16 diluted earning per share. Return on average assets was 0.85% and return on average equity was 6.45%. The acquisition of Montgomery Financial still has an effect on net interest income. During the year ended December 31, 2002 the amortization of purchase accounting adjustments increased net interest income $1,103,091 while the increase in net interest income due to the adjustments was $503,000 for 2003. The effects of these adjustments net interest income will be reduced to income of $42,315 for 2004.

     The Management and the Board of Directors want to thank you for your business, your support and your confidence in Union Community Bancorp and Union Federal Savings and Loan Association. We encourage you to recommend Union
Federal to your friends, neighbors and associates, and we are dedicated to providing innovative products delivered with quality service to you, our customers and shareholders, while continuing our commitment to community banking that has marked our performance for the past 91 years. Please review the Annual Report and join us at the meeting on April 21, 2004.

                                        Sincerely,


                                        /s/ Joseph E. Timmons

                                        Joseph E. Timmons,
                                        Chairman of the Board and President


                                        /s/ Alan L. Grimble

                                        Alan L. Grimble, Chief Executive Officer


                SELECTED CONSOLIDATED FINANCIAL DATA OF
                UNION COMMUNITY BANCORP AND SUBSIDIARY

     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Shareholder Annual Report.

                                                                         At  December 31,
                                             -------------------------------------------------------------------------
                                                2003            2002            2001            2000            1999
                                             -------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets                                  $261,577       $269,316        $142,391         $125,383        $120,654
Loans, net                                     221,230        216,703         121,749          109,505         106,174
Cash and interest bearing deposits in
         other banks (1)                        12,039         36,731          13,565            4,755           3,117
Investment securities available for sale         5,908             --              --               --             315
Investment securities held to maturity             494          1,637           2,848            7,597           7,522
Deposits                                       190,192        190,191          81,702           72,816          68,990
Borrowings                                      33,946         40,055          25,883           15,189          12,496
Shareholders' equity                            35,530         37,189          33,740           36,188          38,280

                                                                      Year Ended December 31,
                                             -------------------------------------------------------------------------
                                                2003            2002            2001            2000            1999
                                             -------------------------------------------------------------------------
Summary of Operating Data:
Total interest and dividend income            $ 15,481       $ 17,986        $  9,546         $  9,222        $  8,470
Total interest expense                           6,927          8,162           4,760            4,601           3,817
                                              --------       --------        --------         --------        --------
   Net interest income                           8,554          9,824           4,786            4,621           4,653
Provision for loan losses                          238            372              40               60              60
                                              --------       --------        --------         --------        --------
   Net interest income after provision
     for loan losses                             8,316          9,452           4,746            4,561           4,593
                                              --------       --------        --------         --------        --------
Other income:
   Service charges on deposit accounts             143            155              23               20              12
   Equity in losses of limited
     partnership                                   (21)           (20)            (55)            (100)            (44)
   Gain on sales of available for
     sale securities                                --              9              --               46              73
   Other                                           358            205             145              104              98
                                              --------       --------        --------         --------        --------
     Total other income                            480            349             113               70             139
                                              --------       --------        --------         --------        --------
Other expenses:
   Salaries and employee benefits                2,859          2,809           1,335            1,102           1,069
   Net occupancy expenses                          292            311              85               45              47
   Equipment expenses                              320            312              36               23              27
   Legal and professional fees                     270            233             124              109             127
   Data processing                                 393            812              95               77             122
   Other                                         1,158          1,043             406              329             367
                                              --------       --------        --------         --------        --------
     Total other expenses                        5,292          5,520           2,081            1,685           1,759
                                              --------       --------        --------         --------        --------
Income before income taxes                       3,504          4,281           2,778            2,946           2,973
Income taxes                                     1,172          1,479             927            1,011           1,003
                                              --------       --------        --------         --------        --------
     Net income                               $  2,332       $  2,802        $  1,851         $  1,935        $  1,970
                                              ========       ========        ========         ========        ========
---------------------------------
Table continued on following page

                                             SELECTED CONSOLIDATED FINANCIAL DATA OF
                                        UNION COMMUNITY BANCORP AND SUBSIDIARY (continued)


                                                                        Year Ended December 31,
                                             -------------------------------------------------------------------------
                                                2003            2002            2001            2000    1       999
                                             -------------------------------------------------------------------------
Supplemental Data:
Basic earnings per share                      $   1.18         $ 1.25           $ .93            $ .87           $ .81
Diluted earnings per share                        1.16           1.24             .93              .87             .81
Dividends per share                                .600           .520            .600             .585            .465
Dividend payout ratio                            51.78%         41.94%          64.52%          67.24%           57.41%
Interest rate spread during period                2.99           3.29            2.33             2.12            2.31
Net yield on interest earning assets (2)          3.32           3.76            3.80             3.87            4.14
Return on assets (3)                              0.85           1.03            1.44             1.59            1.72
Return on equity (4)                              6.45           7.19            5.38             5.17            5.02
Other expenses to average assets (5)              1.94           2.02            1.62             1.39            1.53
Equity to assets (6)                             13.58          13.81           23.70            28.86           31.73
Average equity to average assets                 13.26          14.29           26.80            30.77           34.25
Average interest earning assets to average
         interest bearing liabilities           111.99         115.09          138.78           145.47          153.70
Nonperforming assets to total assets (6)          1.53           1.30             .49              .33             .22
Allowance for loan losses to total loans
         outstanding (6)                          0.55           0.47             .43              .44             .40
Allowance for loan losses to
         nonperforming loans (6)                 33.56          33.56           76.25           118.23          253.69
Net charge offs to average total
        loans outstanding                          .02            .11              --               --              --
Number of full service offices (6)                   6              6               2                1               1
----------------------------------

(1)  Includes certificates of deposit in other financial institutions.
(2)  Net interest income divided by average interest earning assets.
(3)  Net income divided by average total assets.
(4)  Net income divided by average total equity.
(5)  Other expenses divided by average total assets.
(6)  At end of period.

================================================================================

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto presented on pages through 43.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1. Management's determination of the amount of loan loss allowance;

     2.   The effect of changes in interest rates; and

     3.   Changes in deposit insurance premiums.

Executive Summary

     The previous two years have seen the largest refinance boom, lowest interest rates and higher local unemployment than we have seen in decades. During this same period we have spent significant resources, including our time, to digest the acquisition of Montgomery. These events have been the focus of our efforts over the past two years and we have become more flexible and adaptable to this changing environment.

     The environment described above has had a significant impact on our net interest income and net income. Our interest rate margin has continued to decline due to the numerous interest rate cuts by the Federal Reserve Bank. Additionally, the merger of Montgomery has added certain expenses, both one-time and ongoing, that, although planned, have had a negative impact on our net income.

     Our asset growth over the past two years has been limited - due both to our attention to the assimilation of Montgomery and the impact of that acquisition on our traditional market area of Crawfordsville and surrounding communities. Our current strategies to improve asset growth include expansion into new markets, primarily Lafayette, Indiana and Tippecanoe County. Because our planned and actual loan growth has been minimal during the past two years, we have used cash provided by investing activities to reduce our borrowings.

Critical Accounting Policies

     Note 1 to the consolidated financial statements presented on pages through contains a summary of the Company's significant accounting policies for the year ended December 31, 2003. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of the foreclosed assets and real estate held for development, and the valuation of intangible assets.

Allowance for loan losses

     The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current general economic and business conditions, among other factors. Union Federal's management reviews the adequacy of the allowance for loan losses at least on a quarterly basis. The evaluation includes a review of payment performance, adequacy of collateral and financial condition of all major borrowers. A review of all nonperforming loans and other identified problem loans is performed and the probability of collecting all amounts due is determined. In addition, changes in the composition of the loan portfolio, the total outstanding loans and past loss experience are reviewed to determine the adequacy of the allowance for loan losses. Current economic and market conditions and potential negative changes to economic conditions are also reviewed in determining possible loan losses. Although it is the intent of management to fully evaluate and estimate the potential effects of economic and market conditions, changes in these conditions are susceptible to significant changes beyond those projected. A worsening or protracted economic decline beyond management's projections would increase the likelihood of additional losses due to the additional credit and market risk and could create the need for additional loss reserves.

Foreclosed assets and real estate held for development

     Foreclosed assets and real estate held for develop- ment are carried at the lower of cost or fair value less estimated selling costs. Union Federal's management estimates the fair value of the properties based on current appraisal information. Reviews of estimated fair value are performed on at least an annual basis. Economic environment, market conditions and the real estate market are continually monitored and decreases in the carried value are written down through current operations when any of these factors indicate a decrease to the market value of the assets. Future worsening or protracted economic conditions and a decline in the real estate market would increase the likelihood of a decline in property values and could create the need for future write downs of the properties held.

Intangible assets

     Management annually assesses the impairment of its goodwill and the recoverability of its core deposit intangible. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If actual external conditions and future operating results differ from management's judgements, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value. A review of the fair value of the Company's goodwill was performed in the fourth quarter of 2003 and it was management's opinion that there was no impairment to these intangible assets as of the date of the review.

Average Balances and Interest Rates and Yields

     The following tables present for the years ended December 31, 2003, 2002 and 2001, the balances, interest rates and average daily balances of each category of the Company's interest earning assets and interest bearing liabilities, and the interest earned or paid on such amounts.

                                                    Average Balance Sheet/Yield Analysis


                                                                 Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                             2003                                 2002                             2001
------------------------------------------------------------------------------------------------------------------------------------
                               Average                   Average     Average                 Average  Average              Average
                               Balance    Interest(1)   Yield/Cost   Balance   Interest(1) Yield/Cost Balance Interest(1) Yield/Cost
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (Dollars in thousands)
Assets:
Interest earning assets:
  Interest earning deposits    $ 32,877    $   364         1.11%     $ 22,604   $   340       1.50%  $  3,954   $  150      3.79%
  Mortgage-backed securities        776         56         7.22         1,787       150       8.39      2,395      175      7.31
  Other investment securities     4,399        142         3.23           644        48       7.45      2,753      184      6.68
  Loans receivable (2)(5)       216,399     14,743         6.81       232,965    17,240       7.40    115,627    8,950      7.74
  FHLB stock                      3,481        176         5.06         3,424       208       6.07      1,178       87      7.39
                               --------    -------                   --------   -------              --------   ------
    Total interest
      earning assets            257,932     15,481         6.00       261,424    17,986       6.88    125,907    9,546      7.58
                                           -------                              -------                         ------
Noninterest earning assets,
  net of allowance for loan
  losses                         14,805                                11,286                           2,366
                               --------                              --------                        --------
    Total assets               $272,737                              $272,710                        $128,273
                               ========                              ========                        ========
Liabilities and shareholders'
  equity:
Interest bearing liabilities:
  Savings deposits             $ 33,474    $   610         1.82      $ 38,326   $ 1,094       2.85    $ 2,908      104      3.58
  Interest bearing demand        60,521      1,112         1.84        42,066     1,118       2.66     21,976      938      4.27
  Certificates of deposit        97,923      3,406         3.48       106,177     4,092       3.85     51,698    2,993      5.79
  FHLB advances                  38,399      1,799         4.69        40,579     1,858       4.58     14,143      725      5.13
                               --------    -------                   --------   -------              --------   ------
    Total interest bearing
      liabilities               230,317      6,927         3.01       227,148     8,162       3.59     90,725    4,760      5.25
                                           -------                              -------                         ------
Other liabilities                 6,255                                 6,590                           3,173
                               --------                              --------                        --------
    Total liabilities           236,572                               233,738                          93,898
Shareholders' equity             36,165                                38,972                          34,375
                               --------                              --------                        --------
    Total liabilities and
      shareholders' equity     $272,737                              $272,710                        $128,273
                               ========                              ========                        ========
Net interest earning assets    $ 27,615                              $ 34,276                        $ 35,182
Net interest income                        $ 8,554                              $ 9,824                         $4,786
                                           =======                              =======                         ======
Interest rate spread (3)                                   2.99%                              3.29%                         2.33%
Net yield on weighted
  average interest earning
  assets (4)                                               3.32%                              3.76%                         3.80%
Average interest earning
  assets to average interest-
  bearing liabilities            111.99%                               115.09%                       138.78%
-------------------------------

(1) Interest income on loans receivable includes loan fee income of $532,000, $309,000 and $68,000 for the years ended December 31, 2003, 2002 and 2001, respectively.
(2)  Total loans less loans in process.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.
(5)  The balances include nonaccrual loans.

Interest Rate Spread

     The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. The Company's net interest income is determined by the interest rate spread between the yields the Company earns on interest earning assets and the rates it pays on interest bearing liabilities, and by the relative amounts of interest earning assets and interest bearing liabilities.

     The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest earning assets for the periods. Average balances are based on average daily balances.

                                                      Year Ended December 31,
                                               --------------------------------------
                                                2003            2002            2001
                                               --------------------------------------

Weighted average interest rate earned on:
   Interest earning deposits                    1.11%           1.50%           3.79%
   Mortgage-backed securities                   7.22            8.39            7.31
   Other investment securities                  3.23            7.45            6.68
   Loans receivable                             6.81            7.40            7.74
   FHLB stock                                   5.06            6.07            7.39
      Total interest earning assets             6.00            6.88            7.58
Weighted average interest rate cost of:
   Savings deposits                             1.82            2.85            3.58
   Interest bearing demand                      1.84            2.66            4.27
   Certificates of deposit                      3.48            3.85            5.79
   FHLB advances                                4.69            4.58            5.13
      Total interest bearing liabilities        3.01            3.59            5.25
Interest rate spread (1)                        2.99            3.29            2.33
Net yield on weighted average interest
        earning assets (2)                      3.32            3.76            3.80
-------------------------------------

(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest earning assets and interest bearing liabilities.

(2) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest earning asset and interest bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                     Increase (Decrease) in Net Interest Income
                                                     -------------------------------------------
                                                                                         Total
                                                       Due to            Due to            Net
                                                        Rate             Volume          Change
                                                     -------------------------------------------
                                                                    (In thousands)

Year ended December 31, 2003 compared
to year ended December 31, 2002
   Interest earning assets:
      Interest earning deposits.                     $  (105)          $     129         $    24
      Mortgage-backed securities                         (19)                (75)            (94)
      Other investment securities                        (41)                135              94
      Loans receivable                                (1,317)             (1,180)         (2,497)
      FHLB stock                                         (35)                  3             (32)
                                                     -------           ---------         -------
         Total                                        (1,517)               (988)         (2,505)
   Interest bearing liabilities:
      Savings deposits                                   358)               (126)           (484)
      Interest bearing demand                           (408)               (402)             (6)
      Certificates of deposit                           (382)               (304)           (686)
      FHLB advances                                       42                (101)            (59)
                                                     -------           ---------         -------
         Total                                        (1,106)               (129)         (1,235)
                                                     -------           ---------         -------
   Net change in net interest income                 $  (411)          $    (859)        $(1,270)
                                                     =======           =========         =======

Year ended December 31, 2002 compared
to year ended December 31, 2001
   Interest earning assets:
      Interest earning deposits                      $  (139)          $     329         $   190
      Mortgage-backed securities                          24                 (49)            (25)
      Other investment securities                         19                (155)           (136)
      Loans receivable                                  (410)              8,700           8,290
      FHLB stock                                         (18)                139             121
                                                     -------           ---------         -------
         Total                                          (524)              8,964           8,440
                                                     -------           ---------         -------
   Interest bearing liabilities:
      Savings deposits                                   (25)              1,015             990
      Interest bearing demand                            448)                628             180
      Certificates of deposit                         (1,255)              2,354           1,099
      FHLB advances                                      (85)              1,218           1,133
                                                     -------           ---------         -------
         Total                                        (1,813)              5,215           3,402
                                                     -------           ---------         -------
   Net change in net interest income                 $ 1,289              $3,749         $ 5,038
                                                     =======           =========         =======


Financial Condition at December 31, 2003 Compared to Financial Condition at December 31, 2002

     Total assets decreased approximately $7.7 million, or 2.9%, to $261.6 million at December 31, 2003, from $269.3 million at December 31, 2002. Although asset growth is a primary goal of the Company, minimal growth was projected for the years 2002 and 2003 due to the acquisition of Montgomery. This projection was made based on both Union Federal and Montgomery being located in the same market area with a duplication of customer base. During 2003 a commercial loan officer was added at our Lafayette, Indiana location to increase Union Federal's presence in the Tippecanoe County market and to generate both loan and deposit growth. The decrease was primarily due to the use of short-term interest-earning deposits to repay borrowings. Net loans increased by $4.5 million, or 2.1%, to $221.2 million at December 31, 2003. Short-term interest-earning deposits decreased $24.5 million, or 68.8% from $35.6 million at December 31, 2002 to $11.1 million at December 31, 2003. These deposits were primarily used to fund loan growth, for investment purposes and the repayment of Federal Home Loan Bank advances. Total investment securities increased $4.8 million during the year ended December 31, 2003. Investment securities available for sale increased approximately $5.9 million and investment securities held to maturity decreased $1.1 million due to maturities and principal repayment on mortgage-backed securities. Premises and equipment increased $1.4 million from $3.2 million at December 31, 2002 to $4.6 million at December 31, 2003 primarily due to the remodeling of Union Federal's home office. The investment in limited partnerships increased $1.4 million primarily due to an investment by Union Federal with Pedcor Investments-2003-LIX, L.P., an Indiana limited partnership that was established to organize, build, own, operate and lease a 128-unit residential rental community in Hamilton, Butler County, Ohio, known as Knollwood Crossing, II. Knollwood Crossing II will be operated as a multi-family, low- and moderate-income housing project. Real estate owned and held for investment decreased $259,000, or 16.1%, from $1.6 million at December 31, 2002 to $1.3 million at December 31, 2003. In connection with the Montgomery acquisition, the balances of goodwill and core deposit intangibles are $2.4 million and $398,000 respectively. Goodwill is reviewed annually for impairment and core deposit intangibles are currently being amortized. A purchase of bank owned life insurance at a cost of $5.0 million was made during the second quarter of 2003. At December 31, 2003 the cash surrender value of life insurance was $5.1 million.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2003 were $216.4 million compared to average loans for the 2002 period of $233.0 million, a decrease of $16.6 million. The average rates on loans were 7.4% for 2002 and 6.8% for 2003, a decrease of 59 basis points. The allowance for loan losses increased from $1.0 million at December 31, 2002 to $1.2 million at December 31, 2003, an increase of $191,000. The allowance for loan losses as a percentage of total loans increased from .47% at December 31, 2002 to .55% at December 31, 2003. The increase in allowance for loan losses was a result of a $238,000 provision for loan losses during the year ended December 31, 2003 and a loan loss recovery of $8,000 partially offset by a charge off of $55,000. The ratio of the allowance for loan losses to nonperforming loans was 33.6% at December 31, 2002 and at December 31, 2003. Nonperforming loans increased from $3.1 million at December 31, 2002 to $3.6 million at December 31, 2003.

     Deposits. Deposits remained virtually the same at December 31, 2003 as compared to December 31, 2002, increasing $724 to $190.2 million. Union Federal's deposit growth has been limited due to the duplication of the customer base of Union Federal and Montgomery. The limit on deposit insurance still effects the movement of deposits as prior Montgomery certificates of deposit mature. Union Federal is currently in the process of and will continue developing new deposit products to attract new depositors.

     Borrowed Funds. Borrowed funds decreased $6.1 million from $40.0 million at December 31, 2002 to $33.9 million at December 31, 2003. Borrowings decreased $5.9 million due to the scheduled repayment of Federal Home Loan Bank advances and a decrease of $171,000 in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex. The note to Pedcor was used to fund an investment in the Pedcor low income housing income tax credit limited partnership and bears no interest so long as there exists no event of default.

     Shareholders' Equity. Shareholder's equity decreased $1.7 million to $35.5 million at December 31, 2003. The decrease was primarily due to stock repurchase of $3.0 million, the payment of cash dividends of $1.2 million and unrealized losses on securities of $55,000. These decreases were partially offset by net income for the year ended December 31, 2003 of $2.3 million; Employee Stock Ownership Plan shares earned of $159,000; and unearned compensation amortization of $113,000.

Financial Condition at December 31, 2002 Compared to Financial Condition at December 31, 2001

     Total assets increased approximately $126.9 million, or 89.1%, to $269.3 million at December 31, 2003, from $142.4 million at December 31, 2001. The increase was primarily due to the acquisition of Montgomery. Net loans increased by $95.0 million, or 78.0%, to $216.7 million at December 31, 2003. During the twelve months ended December 31, 2003, net loans of $117.0 million were added as a result of the Montgomery acquisition while loan payoffs exceeded new loan production, net of other adjustments, by $22.0 million. Cash and cash equivalents increased by $23.0 for the twelve month period. The increase was primarily due to the net cash received in the Montgomery acquisition and the repayment of loans offset by cash used for stock repurchases and the outflow of deposits. Investment securities held to maturity decreased $1.2 million during the year ended December 31, 2003 primarily due to funds received on investment securities that were called prior to their scheduled maturity dates and payments received on mortgage-backed securities. Premises and equipment increased $2.8 million from $399,000 at December 31, 2001 to $3.2 million at December 31, 2003 also due to the Montgomery acquisition. The acquisition of Montgomery increased Union Federal's full-service offices from two to six. Due to the Montgomery acquisition transaction, foreclosed assets and real estate held for development increased from $9,000 at December 31, 2001 to $1.6 million at December 31, 2003. In connection with the Montgomery acquisition, these properties were marked to market and are currently for sale. Also in connection with the Montgomery acquisition, Goodwill of $2.3 million and a core deposit intangible of $590,000 was recorded. Goodwill will be reviewed annually for impairment and the core deposit intangible will be amortized over seven years.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2003 were $233.0 million compared to average loans for the 2001 period of $115.6 million, an increase of $117.4 million. The increase was primarily due to the acquisition of Montgomery. The average rates on loans were 7.7% for 2001 and 7.4% for 2003, a decrease of 34 basis points. The allowance for loan losses increased from $520,000 at December 31, 2001 to $1.0 million at December 31, 2003. The acquisition of Montgomery accounted for $379,000 of the $510,000 increase. The allowance for loan losses as a percentage of total loans increased from .43% at December 31, 2001 to .47% at December 31, 2003. The increase in the allowance for loan losses was a result of a $372,000 provision for loan losses for the year ended December 31, 2003 and $379,000 from the Montgomery acquisition offset by charge offs of $241,000. The ratio of the allowance for loan losses to nonperforming loans was 76.3% at December 31, 2001 compared to 33.6% at December 31, 2003. Nonperforming loans increased from $682,000 at December 31, 2001 to $3.1 million at December 31, 2003. The increase in substandard loans was primarily due to the addition of substandard loans from the Montgomery acquisition and the addition of $1.3 million of substandard loans from a single borrower, which is secured by 12 properties with favorable loan to value ratios.

     Deposits. Deposits increased by $108.5 million to $190.2 million during 2003, of which $117.4 million were added as a result of the Montgomery acquisition. Excluding the deposits acquired, deposits decreased approximately $8.9 million with certificates of deposit decreasing approximately $22.1 million and other deposits increasing approximately $13.2 million.

     Borrowed Funds. Borrowed funds increased $14.2 million from December 31, 2001 to December 31, 2003. The acquisition of Montgomery added $17.6 million of borrowed funds. Excluding the borrowings acquired, borrowings decreased $3.4 million due to the scheduled repayment of Federal Home Bank advances in the amount of $3.2 million and a decrease in the note payable to Pedcor Investments
- 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $174,000. The note to Pedcor was used to fund an investment in the Pedcor low income housing income tax credit limited partnership and bears no interest so long as there exists no event of default.

     Shareholders' Equity. Shareholders' equity increased $3.4 million to $37.2 million at December 31, 2003. The increase was primarily due to shares issued in connection with the acquisition of Montgomery, net of costs, of $9.0 million; net income for the year ended December 31, 2003 of $2.8 million; Employee Stock Ownership Plan shares earned of $143,000; unearned compensation amortization of $264,000; and exercised options of $117,000. These increases were offset by stock repurchases of $7.4 million, cancellation of shares of Company stock owned by Montgomery of $257,000 and cash dividends of $1.2 million.

Comparison of Operating Results For Years Ended December 31, 2003 and 2002

     General. Net income decreased $471,000, or 16.8%, from $2.8 million for the year ended December 31, 2002 to $2.3 million for the year ended December 31, 2003. The decrease was primarily due to a decrease in net interest income of $1.1 million, or 12.0%, to $8.3 million for the year ended December 31, 2003 from $9.4 million for the year ended December 31, 2002. The return on average assets was 0.85% and 1.03% and the return on average equity was 6.45% and 7.19% for the years ended December 31, 2003 and 2002, respectively.

     Interest Income. Total interest income was $15.5 million for 2003 compared to $18.0 million for 2002. Interest income decreased primarily due to a decrease in the yield on interest earning assets from 6.88% for the year ended December 31, 2002 to 6.00% for the year ended December 31, 2003. Average interest earning assets also decreased from $261.4 million for the 2002 comparable period to $257.9 million for the 2003 period.

     Interest Expense. Interest expense decreased $1.2 million to $6.9 million for the year ended December 31, 2003 from $8.2 million for the year ended December 31, 2002. The decrease was primarily due to a decrease in the cost of interest-bearing liabilities from 3.59% for the year ended December 31, 2002 to 3.01% for the year ended December 31, 2003. This decrease was partially offset by an increase in average interest-bearing liabilities from $227.1 million to $230.3 million for the years ended December 31, 2002 and 2003, respectively. Also offsetting the decrease in the cost of interest-bearing liabilities was amortization of purchase accounting adjustments which reduced interest expense by $503,000 for the 2003 twelve-month period compared to $1.1 million for the 2002 twelve-month period.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2003 was $238,000 as compared to $372,000 for the year ended December 31, 2002. The loan charge off during 2003 was $55,000 compared to a $240,000 charge off taken during the 2002 comparable period. The balance of the allowance for loan losses was considered adequate, based on size, condition and components of the loan portfolio.

     Other Income. Other income increased from $349,000 for 2002 to $479,000 in 2003. Service charges on deposit accounts decreased $12,000 from $155,000 for the 2002 period to $143,000 for the comparable 2003 period. Union Federal is currently analyzing the fees charged as service charges on deposit accounts to determine the fee structure as compared to local competitors. Management is of the opinion fees can be increased and still remain competitive in the market area. Due to the operating results of the limited partnership, equity in losses of the limited partnership increased from losses of $20,000 recorded in 2002 to losses of $21,500 in 2003. The investment in the limited partnership represents a 99% equity investment in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 2003 and 2002 was recorded. There were no gains on securities recorded during 2003 compared to $9,000 in 2002. Miscellaneous other income increased $153,000 to $358,000 for the year ended 2003. This increase was primarily due to the increase in cash value of bank owned life insurance in the amount of $149,000.

     Salaries and Employee Benefits. Salaries and employee benefits were $2.9 million for the year ended December 31, 2003, an increase of $50,000, or 1.8%, from the 2002 comparable period. Normal increases in employee compensation and the cost of employee related benefits were the primary causes for the increase. While the workforce at Union Federal's main office should remain somewhat constant, growth of the customer base in other branch offices may require the addition of staff to provide quality service.

     Net Occupancy and Equipment Expense. Occupancy and equipment expenses decreased $11,000 to $612,000 for the year ended December 31, 2003 compared to the 2002 period. This decrease was primarily due to the consolidation of the main office from two locations to one during the 2003 period. Union Federal completed the remodeling of its home office located at 221 East Main Street, Crawfordsville, Indiana in the fourth quarter of 2003. With the sale of the previous home office of Montgomery at 119 East Main Street, Crawfordsville in January 2004, the net effect on depreciation expense for 2004 will be an approximate increase of $42,000 as compared to 2003. Additional savings in real estate tax expense, insurance expense and utility expense exceeding $15,000 will be realized from the sale of the 119 East Main Street building.

     Legal and Professional Fees. Legal and professional fees were $270,000 for the year ended December 31, 2003 compared to $233,000 for the 2002 period, an increase of $37,000. This increase was due to an increase of $69,000 in the cost of contractual services which includes information technology support and services. This increase was partially offset by a decrease in legal services of $15,000 and a decrease in audit and accounting services of $17,000.

     Data Processing. Data processing expense decreased from $812,000 for the year ended December 31, 2002 to $393,000 for the comparable period in 2003, a decrease of $419,000. During the first quarter of 2002 a one time $411,000 termination fee for data processing services was expensed in connection with the Montgomery acquisition.

     Other Expenses. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fee, supplies and postage increased $115,000 to $1.2 million for 2003 compared to 2002. The major expenses contributing to the increase in other expenses were an increase in advertising expense of $66,000 due to the implementation of an advertising program to promote Union Federal's products and services during 2003 and an increase in directors' fees of $41,000. Total advertising expense and directors' fees for 2003 were $138,000 and $137,000 respectively. During 2002 advertising was basically used for name recognition only due to the ongoing review and consolidation of products and services previously offered by Union Federal and Montgomery. During 2003 an advertising campaign was established to promote a new image and the products offered. Directors fees increased due to an increase in retainer and regular meeting fees and the establishment of a fee payment schedule for committee meetings.

     Income Tax Expense. Income tax decreased $307,000 during 2003 compared to 2002. The effective tax rate was 33.5% and 34.5% for the respective 2003 and 2002 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low income housing tax credits. The additional reduction for 2003 in the effective tax rate was caused by the tax free income on bank owned life insurance.

Comparison of Operating Results For Years Ended December 31, 2002 and 2001

     General. Net income increased $951,000, or 51.4%, from $1.9 million for the year ended December 31, 2001 to $2.8 million for the year ended December 31, 2002. The increase in net income was primarily attributable to the acquisition of Montgomery on January 2, 2002 with an increase of $5.0 million in net interest income offset, in part, by an increase of $3.4 million in total other expenses. The return on average assets was 1.03% and 1.44% and the return on average equity was 7.19% and 5.38% for the years ended December 31, 2002 and 2001, respectively.

     Interest Income. Total interest income was $18.0 million for 2002 compared to $9.5 million for 2001. Interest income increased primarily due to an increase in average interest earning assets from $125.9 for the year ended December 31, 2001 to $261.4 million for the year ended December 31, 2002, which was offset by a decrease in the yield on interest earning assets from 7.58% during the 2001 period to 6.88% during the 2002 period.

     Interest Expense. Interest expense increased $3.4 million to $8.2 million for the year ended December 31, 2002 from $4.8 million for the year ended December 31, 2001. The increase was due to an increase in average interest bearing liabilities from $90.7 million to $227.1 million, which was offset by a decrease in the cost of interest bearing liabilities from 5.25% to 3.59% for the years ended December 31, 2001 and 2002, respectively.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2002 was $372,000 as compared to $40,000 for the year ended December 31, 2001. In addition to the acquisition of Montgomery, the primary reason for the increase in the provision related to a $240,000 loan charge off taken in the fourth quarter of 2002 based on updated appraisal information received during that quarter. The balance of the provision for loan losses was considered adequate, based on growth, size, condition and components of the loan portfolio.

     Other Income (Losses). Other income (losses) increased from income of $113,000 for the year ended December 31, 2001 to income of $349,000 for the comparable period in 2002. Due to the operating results of the limited partnership, equity in losses of the limited partnership decreased from losses of $55,000 recorded in 2001 to losses of $20,000 in 2002. The investment in the limited partnership represents a 99% equity investment in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 2002 and 2001 was recorded. In addition, other income increased $201,000 in 2002 as compared to 2001 due primarily to an increase in fee income. Gains on sales of securities of $9,000 were recorded during 2002 as compared to no gains during 2001.

     Salaries and Employee Benefits. Salaries and employee benefits were $2.8 million for the year ended December 31, 2002 compared to $1.3 million for the 2001 period. This increase was primarily due to the growth of the Company through the acquisition of Montgomery. Normal increases in employee compensation and related payroll taxes also contributed to the increase.

     Net Occupancy and Equipment Expense. Occupancy and equipment expenses increased $502,000 to $623,000 for the year ended December 31, 2002 compared to the 2001 period. This increase was primarily due to the addition of four full service offices, from two to six, through the Montgomery acquisition.

     Legal and Professional Fees. Legal and professional fees were $233,000 for the year ended December 31, 2002 compared to $124,000 for the 2001 period, and increase of $109,000.

     Data Processing. Data processing expense increased from $95,000 for the year ended December 31, 2001 to $812,000 for the comparable period in 2002, and increase of $717,000. During the first quarter of 2002 a one time $411,000 termination fee for data processing services was expensed. The remaining increase was due to the growth of the Company through the Montgomery acquisition and costs related to the conversion of data onto a single processing system.

     Other Expenses. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fee, supplies, and postage increased, $636,000 to $1.0 million for 2002 compared to 2001. These increases were primarily due to the increased expenses associated with the Montgomery acquisition.

     Income Tax Expense. Income tax expense increased $552,000 during 2002 compared to 2001. The effective tax rate was 34.5% and 33.4% for the respective 2002 and 2001 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low income housing tax credits.

Liquidity and Capital Resources

     The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation.

     The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 2003.

                                                                                Year Ended December 31,
                                                                      ------------------------------------------
                                                                        2003             2002           2001
                                                                      ------------------------------------------
                                                                                   (In thousands)
Operating activities                                                  $  2,760         $  4,276       $  1,971
                                                                      --------         --------       --------
Investing activities:
Investment securities
  Purchase of investment securities available for sale                 (11,000)              --             --
  Proceeds from maturities and sales of investment
     securities available for sale                                       5,000               76             --
  Proceeds from maturities and paydowns of
     mortgage- backed securities held to maturity                        1,146              827            437
  Proceeds from maturities of investment securities
     held to maturity                                                       --              400          4,315
Investment in limited partnership                                       (1,400)              --             --
Purchase of loans                                                           --               --           (173)
Other net change in loans                                               (5,123)          20,949        (12,111)
Purchase of FHLB of Indianapolis stock                                      --               --           (487)
Additions to real estate owned                                            (162)              --             --
Proceeds on sale of foreclosed real estate                                 663              951             --
Purchases of premises and equipment                                     (1,682)            (608)           (63)
Premium on life insurance                                               (5,000)              --             --
Net cash received in acquisition                                            --           15,830             --
Other investing activities                                                (101)               6             --
                                                                      --------         --------       --------
  Net cash provided (used) by investing activities                     (17,659)          38,431         (8,082)
                                                                      --------         --------       --------
Financing activities:
Net change in
  Interest bearing demand and savings deposits                          10,442           13,195          8,883
  Certificates of deposits                                             (10,119)         (21,173)             2
Proceeds from borrowings                                                 1,400           20,000         19,000
Repayment of borrowings                                                 (7,328)         (23,255)        (8,307)
Net change in advances by borrowers For taxes and
  insurance                                                                 39              (44)            53
Cash dividends                                                          (1,233)          (1,112)        (1,254)
Stock options exercised                                                     --              117             --
Repurchase of common stock                                              (3,000)          (7,414)        (3,456)
                                                                      --------         --------       --------
  Net cash provided (used) by financing activities                      (9,799)         (19,686)        14,921
                                                                      --------         --------       --------
Net change in cash and cash equivalents                               $(24,698)        $ 23,021       $  8,810
                                                                      ========         ========       ========

     Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a leverage ratio (or core capital) requirement of 3% to 5% depending upon the association's supervisory rating for safety and soundness, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 2003, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 2003:

                                         At December 31, 2003
--------------------------------------------------------------------------------
                           OTS Requirement       Union Federal's Capital Level
--------------------------------------------------------------------------------
                           % of                  % of                   Amount
Capital Standard          Assets   Amount      Assets(1)    Amount     of Excess
--------------------------------------------------------------------------------
                                          (Dollars in thousands)
Tangible capital           1.5%    $ 3,874      11.72%     $30,270     $26,396
Core capital (2)           4.0       10,331     11.72       30,270      19,939
Risk-based capital         8.0       13,538     18.06       30,560      17,022
--------------------------------------------------------------------------------

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS core capital requirement for savings associations is comparable to the OCC requirement for national banks. The OTS regulation requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Union Federal is in compliance with this regulation.

     As of December 31, 2003, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.

Off-Balance Sheet Arrangements

     As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Contractual Obligations

     In the  ordinary  course of  operations,  the Company  enters into  certain contractual obligations. Such obligations include contracts with service providers as well as leases for premises and equipment. The following table summarizes the Company's significant fixed and determinable contractual obligations, by payment date, at December 31, 2003.

                                                                Contractual Obligations Due By Period
                                                                One             Three
                                              Within          Year to         Years to           After
(Dollars in thousands)                        One Year       Three Years      Five Years       Five Years         Total
                                             ---------------------------------------------------------------------------
Deposits without stated maturity              $ 96,168        $     --         $     --        $    --         $  96,168
Certificates of deposit                         53,832          23,848          16,344              --            94,024
Borrowings                                         253           3,730          10,000          19,963            33,946
Service contract (1)                               396             297              --              --               693
Operating lease (2)                                 21              41              41              --               103
                                              --------        --------         -------         -------          --------
Total contractual obligations                 $150,670        $ 29,916         $26,385         $19,963          $224,934
                                              ========        ========         =======         =======          ========
----------------------
(1)  The service  contract is with Aurum  Technologies  to provide Union Federal with service  bureau  support for  processing of deposit and loan accounts.
     The contract fees are based on number of accounts  processed and additional reporting  services  provided  from time to time.  The  amount  shown is an estimate  of cost  based on  current  account  support  and  reporting  fee structures. The contract expires in September 2005.
(2)  The  operating  lease is for a branch  office  offering  lobby and drive-up services  located  at 1688  Crawfordsville  Square  Drive,  Crawfordsville,
     Indiana.  The lease  expires on December  31,  2008.

Impact of Accounting Changes

     In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The FASB's Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, and in December 2003 the FASB deferred certain effective dates of
Interpretation No. 46. For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ending after March 15, 2004. For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity. The Company has determined that it has no such instruments.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement clarifies reporting of contracts as either derivatives or hybrid instruments. The Company has determined that it has no such instruments.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, which provides guidance for transition from the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option plan been recorded based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been adjusted to the proforma amounts indicated in
Note 1.

     In November 2002, FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued. FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant FIN45 instruments of the Company are standby letters of credit. The Company has determined that its standby letters of credit obligations under FIN 45 are not material for disclosure.

Impact of Inflation and Changing Prices

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Quarterly Results of Operations

     The following table sets forth certain quarterly results for the years ended December 31, 2003 and 2002.

                           Net      Provision             Basic         Diluted
Quarter  Interest Interest Interest For Loan    Net      Earnings       Earnings     Dividends
Ended    Income   Expense  Income   Losses      Income   Per Share      Per Share    Per Share
-----------------------------------------------------------------------------------------------
                         (Dollars in thousands except for per share data)
2003:
March    $4,226   $1,921   $2,305   $  30       $645     $0.31          $0.30           $0.15
June      3,952    1,785    2,167      30        551      0.28           0.28            0.15
September 3,823    1,669    2,154     118        668      0.35           0.34            0.15
December  3,480    1,552    1,928      60        468      0.24           0.24            0.15

2002:

March    $4,594   $2,108   $2,486    $ 40       $647     $0.30          $0.30           $0.11
June      4,685    2,104    2,581      20        893      0.39           0.39            0.12
September 4,465    2,036    2,429      30        699      0.31           0.31            0.14
December  4,242    1,914    2,328     282        563      0.26           0.26            0.15

Quantitative and Qualitative Disclosures about Market Risks

     An important component of Union Federal's asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on its net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Union Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, Union Federal's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Union Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Union Federal's policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

     Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 74.2% of its loan portfolio at December 31, 2003. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

     Management believes it is critical to manage the relationship between interest rates and the effect on Union Federal's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Union Federal manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

     The Board of Directors has established targets for minimum NPV ratios. Currently minimum targets for NPV ratios are 13%, 12% and 11% for increases of 100, 200 and 300 basis points, respectively, and 15% for a 100 basis point decline. Monitoring of the change in NPV ratios has an effect on the maturities of loan and savings products offered by Union Federal. Current NPV ratios and potential changes in NPV ratios are also reviewed to determine the type of investments made and borrowings obtained by Union Federal. Union Federal is currently reviewing available options for the sale of loans in the secondary market. This option would be another means of maintaining acceptable NPV ratios.

     Presented below, as of December 31, 2003 and 2002, is an analysis of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis points. It is estimated that at December 31, 2003, NPV would decrease 22% and 34% in the event of 200 and 300 basis point increases in market interest rates respectively, compared to 12% and 22% for the same increases at December 31, 2002. Information was not available for 200 and 300 point decreases at the end of 2002 and 2003. At December 31, 2003, 2% of the present value of Union Federal's assets was approximately $5.2 million. The interest rate risk of a 200 basis point increase in market rates was $8.6 million at December 31, 2003.

                                December 31, 2003
--------------------------------------------------------------------------------
                    Net Portfolio Value                 NPV as % of PV of Assets
       Change       -------------------                 ------------------------
      In Rates     $ Amount      $ Change    % Change     NPV Ratio    Change
      --------     --------      --------    --------     ---------    ------
                             (Dollars in thousands)
     + 300 bp *    $26,001      $(13,627)      (34)%      10.30%     (427) bp
     + 200 bp       30,989        (8,638)      (22)       11.96      (262) bp
     + 100 bp       35,792        (3,835)      (10)       13.46      (111) bp
         0 bp       39,628            --        --        14.57        --
     - 100 bp       40,665         1,037         3        14.76        19  bp


         Interest Rate Risk Measures: 200 Basis Point Rate Shock

     Pre-Shock NPV Ratio: NPV as % of PV of Assets        14.57%
     Exposure Measure: Post-Shock NPV Ratio               11.96%
     Sensitivity Measure: Change in NPV Ratio             262 bp

                                December 31, 2002
--------------------------------------------------------------------------------
                    Net Portfolio Value                 NPV as % of PV of Assets
       Change       -------------------                 ------------------------
      In Rates     $ Amount      $ Change    % Change     NPV Ratio    Change
      --------     --------      --------    --------     ---------    ------
                             (Dollars in thousands)
      + 300 bp *   $33,453      $(9,699)       (22)%      12.52%     (273) bp
      + 200 bp      37,774       (5,377)       (12)       13.82      (143) bp
      + 100 bp      41,530       (1,621)        (4)       14.88       (37) bp
          0 bp      43,151                                15.25
      - 100 bp      42,492         (660)        (2)       14.92       (33) bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

         Pre-Shock NPV Ratio: NPV as % of PV of Assets    15.25%
         Exposure Measure: Post-Shock NPV Ratio           13.82%
         Sensitivity Measure: Change in NPV Ratio         143 bp
-----------------------------------------
*Basis points (1 basis point equals .01%)

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

                         Independent Accountants' Report



To the Shareholders and
Board of Directors
Union Community Bancorp
Crawfordsville, Indiana

We have audited the accompanying consolidated balance sheets of Union Community Bancorp as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Community Bancorp as of December 31, 2003, and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ BKD, LLP

Indianapolis, Indiana
January 26, 2004



                             Union Community Bancorp
                           Consolidated Balance Sheets
                           December 31, 2003 and 2002

                                                             2003                   2002
                                                        -----------------------------------
Assets
  Cash                                                  $    784,673            $    992,705
  Interest-bearing demand deposits                        11,103,669              35,593,482
                                                        ------------            ------------
     Cash and cash equivalents                            11,888,342              36,586,187
  Interest-bearing deposits                                  150,239                 145,107
  Investment securities
     Available-for-sale                                    5,908,437                      --
     Held to maturity
      (fair value of $525,528 and $1,731,904)                493,801               1,636,513
                                                        ------------            ------------
       Total investment securities                         6,402,238               1,636,513
  Loans, net of allowance for loan losses
     of $1,221,000 and $1,030,000                        221,230,152             216,703,469
  Premises and equipment                                   4,627,766               3,238,899
  Federal Home Loan Bank stock                             3,556,100               3,423,600
  Investment in limited partnership                        2,215,109                 836,609
  Foreclosed assets and real estate
     held for development, net                             1,347,824               1,607,146
  Goodwill                                                 2,392,808               2,296,927
  Interest receivable                                      1,128,342               1,276,538
  Cash value of life insurance                             5,149,394                      --
  Other assets                                             1,488,457               1,565,322
                                                        ------------            -------------
       Total assets                                     $261,576,771            $269,316,317
                                                        ============            =============
Liabilities
  Deposits
     Noninterest-bearing                                $  3,929,724            $   3,849,659
     Interest-bearing                                    186,262,428              186,341,769
                                                        ------------            -------------
       Total deposits                                    190,192,152              190,191,428
  Borrowings                                              33,946,109               40,054,523
  Interest payable                                           572,487                  650,182
  Other liabilities                                        1,336,501                1,231,667
                                                        ------------            -------------
       Total liabilities                                 226,047,249              232,127,800
                                                        ------------            -------------

Commitments and Contingent Liabilities

Shareholders' Equity
  Preferred stock, without par value
     Authorized and unissued - 2,000,000 shares
  Common stock, without par value
     Authorized - 5,000,000 shares
     Issued and outstanding -
        2,100,000 and 2,278,000 shares                    22,395,104               24,159,185
  Retained earnings                                       14,984,757               15,032,214
  Accumulated other comprehensive loss                       (55,295)                      --
  Unearned employee stock ownership plan (ESOP) shares    (1,228,998)              (1,323,401)
  Unearned recognition and retention plan (RRP) shares      (566,046)                (679,481)
                                                        ------------            -------------
       Total shareholders' equity                         35,529,522               37,188,517
                                                        ------------            -------------
       Total liabilities and shareholders' equity       $261,576,771             $269,316,317
                                                        ============            =============
See Notes to Consolidated Financial Statements

                                            Union Community Bancorp
                                         Consolidated Statements of Income
                                        Years December 31, 2003, 2002 and 2001


                                                           2003                  2002             2001
                                                        -------------------------------------------------
Interest and Dividend Income
  Loans                                                 $14,743,258          $17,239,593       $8,949,593
  Investment securities
     Mortgage-backed securities                              56,283              150,267          174,360
     Other investment securities                            142,279               48,185          184,076
  Federal Home Loan Bank stock                              175,720              207,550           87,468
  Deposits with financial institutions                      363,708              340,431          149,954
                                                        -----------          -----------       ----------
      Total interest and dividend income                 15,481,248           17,986,026        9,545,451

Interest Expense
  Deposits                                                5,127,831            6,304,542        4,035,014
  Federal Home Loan Bank advances                         1,799,367            1,857,892          724,787
                                                        -----------          -----------       ----------
       Total interest expense                             6,927,198            8,162,434        4,759,801
                                                        -----------          -----------       ----------

Net Interest Income                                       8,554,050            9,823,592        4,785,650
  Provision for loan losses                                 238,431              372,472           40,000
                                                        -----------          -----------       ----------
Net Interest Income After Provision for Loan Losses       8,315,619            9,451,120        4,745,650
                                                        -----------          -----------       ----------
Other Income
  Service charges on deposit accounts                       143,084              155,330           22,967
  Equity in losses of limited partnership                   (21,500)             (20,000)         (55,000)
  Net realized gains on sales of
        available-for-sale securities                            --                8,534               --
  Other income                                              357,833              205,073          145,320
                                                        -----------          -----------       ----------
       Total other income                                   479,417              348,937          113,287
                                                        -----------          -----------       ----------
Other Expenses
  Salaries and employee benefits                          2,858,857            2,808,870        1,335,003
  Net occupancy expenses                                    291,757              310,868           85,212
  Equipment expenses                                        319,901              311,678           35,631
  Legal and professional fees                               270,195              233,325          123,875
  Data processing                                           393,377              811,773           94,502
  Other expenses                                          1,157,245            1,042,346          406,572
                                                        -----------          -----------       ----------
       Total other expenses                               5,291,332            5,518,860        2,080,795
                                                        -----------          -----------       ----------
Income Before Income Tax                                  3,503,704            4,281,197        2,778,142
  Income tax expense                                      1,172,000            1,478,935          927,062
                                                        -----------          -----------       ----------
Net Income                                              $ 2,331,704           $2,802,262       $1,851,080
                                                        ===========           ==========       ==========
Basic Earnings per Share                                 $     1.18           $     1.25       $      .93
Diluted Earnings per Share                                     1.16                 1.24              .93

See Notes to Consolidated Financial Statements


                                                        Union Community Bancorp
                                            Consolidated Statements of Shareholders' Equity
                                                Years December 31, 2003, 2002 and 2001

                                                                   Accumulated
                                                                      Other        Unearned
                                         Common       Retained    Comprehensive      ESOP         Unearned
                                          Stock       Earnings       Income         Shares      Compensation        Total
                                       -------------------------------------------------------------------------------------
Balances, January 1, 2001              $22,868,943   $16,025,304                $(1,521,125)   $(1,185,188)      $36,187,934
  Net and comprehensive income                         1,851,080                                                   1,851,080
  Cash dividends ($.60 per share)                     (1,219,732)                                                 (1,219,732)
  Purchase of common stock              (2,356,034)   (1,099,991)                                                 (3,456,025)
  Amortization of unearned
          compensation expense                                                                     241,876           241,876
  ESOP shares earned                        34,672                                                 100,348           135,020
                                       -----------   -----------    ---------   ------------    ----------       -----------

Balances, December 31, 2001             20,547,581    15,556,661                 (1,420,777)     (943,312)        33,740,153
  Net and comprehensive income                         2,802,262                                                   2,802,262
  Cash dividends ($.52 per share)                     (1,161,061)                                                 (1,161,061)
  Shares issued in acquisition,
     net of cost                         8,954,487                                                                 8,954,487
  Shares cancelled in acquisition         (257,111)                                                                 (257,111)
  Purchase of common stock              (5,247,896)   (2,165,648)                                                 (7,413,544)
  Stock options exercised                  116,750                                                                   116,750
  Amortization of unearned
     compensation expense                                                                          263,831           263,831
  ESOP shares earned                        45,374                                   97,376                          142,750
                                       -----------   -----------    ---------   ------------    ----------       -----------
Balances, December 31, 2002             24,159,185    15,032,214                 (1,323,401)      (679,481)       37,188,517
  Comprehensive income
    Net income                                         2,331,704                                                   2,331,704
    Other comprehensive loss,
      net of tax -
      unrealized losses on
      securities, net of
      reclassification
      adjustment                                                    $(55,295)                                        (55,295)
                                                                                                                 -----------
  Comprehensive income                                                                                             2,276,409
                                                                                                                 -----------
  Cash dividends ($.60 per share)                     (1,207,295)                                                 (1,207,295)
  Purchase of common stock              (1,828,434)   (1,171,866)                                                 (3,000,300)
  Amortization of unearned
         compensation expense                                                                     113,435            113,435
  ESOP shares earned                        64,353                                   94,403                          158,756
                                       -----------   -----------    ---------   ------------    ----------       -----------
Balances, December 31, 2003            $22,395,104   $14,984,757    $(55,295)   $(1,228,998)    $(566,046)       $35,529,522
                                       ===========   ===========    =========   ============    ==========       ===========

See Notes to Consolidated Financial Statements


                                                        Union Community Bancorp
                                                 Consolidated Statements of Cash Flows
                                                Years December 31, 2003, 2002 and 2001

                                                                     2003                  2002                  2001
                                                               ----------------------------------------------------------
Operating Activities
  Net income                                                   $  2,331,704           $  2,802,262           $  1,851,080
  Items not requiring (providing) cash
    Provision for loan losses                                       238,431                372,472                 40,000
    Depreciation                                                    321,673                327,392                 38,106
    Deferred income tax                                             228,558                398,958                (20,814)
    Amortization of unearned compensation expense                   113,435                263,831                241,876
    ESOP shares earned                                              158,756                142,750                135,020
    Amortization of purchase accounting adjustments                (339,379)              (907,695)                    --
  Net change in
    Interest receivable                                             148,196                301,166                 55,410
    Interest payable                                                (77,695)               (52,340)               (10,104)
  Other adjustments                                                (363,107)               626,971               (359,684)
                                                               ------------           -------------          -------------
      Net cash provided by operating activities                   2,760,572              4,275,767              1,970,890
                                                               ------------           -------------          -------------
Investing Activities
  Net change in interest-bearing deposits                            (5,132)                94,521                     --
  Purchases of investment securities available for sale         (11,000,000)                    --                     --
  Proceeds from maturities of investment securities
    available for sale                                            5,000,000                     --                     --
  Proceeds from sales of investment securities available for sale        --                 75,613                     --
  Proceeds from maturities of investment securities held to
    maturity                                                      1,146,213              1,227,200              4,752,335
  Net change in loans                                            (5,122,596)            20,948,780            (12,284,036)
  Purchases of premises and equipment                            (1,682,121)              (607,578)               (62,977)
  Additions to real estate owned                                   (162,012)               (88,509)                    --
  Proceeds from real estate sales                                   663,030                950,881                     --
  Purchase of Federal Home Loan Bank of Indianapolis stock               --                     --               (486,600)
  Contribution to limited partnership                            (1,400,000)                    --                     --
  Premium of life insurance                                      (5,000,000)                    --                     --
  Net cash received in acquisition                                       --             15,829,942                     --
  Other investing activities                                        (95,881)                    --                     --
                                                               ------------           -------------          -------------
      Net cash provided by (used in) investing activities       (17,658,499)            38,430,850             (8,081,278)
                                                               ------------           -------------          -------------
Financing Activities
  Net change in
    Interest-bearing demand and savings deposits                 10,442,128             13,195,417              8,882,589
    Certificates of deposit                                     (10,119,404)           (21,173,403)                 2,464
  Proceeds from borrowings                                        1,400,000             20,000,000             19,000,000
  Repayment of borrowings                                        (7,327,289)           (23,254,580)            (8,306,660)
  Cash dividends                                                 (1,233,996)            (1,111,544)            (1,254,332)
  Stock options exercised                                                --                116,750                     --
  Repurchase of common stock                                     (3,000,300)            (7,413,544)            (3,456,025)
  Net change in advances by borrowers for taxes and insurance         38,943               (44,428)                52,568
                                                               ------------           -------------          -------------
      Net cash provided by (used in) financing activities        (9,799,918)           (19,685,332)            14,920,604
                                                               ------------           -------------          -------------
Net Change in Cash and Cash Equivalents                         (24,697,845)            23,021,285              8,810,216

Cash and Cash Equivalents, Beginning of Year                     36,586,187             13,564,902              4,754,686
                                                               ------------           -------------          -------------
Cash and Cash Equivalents, End of Year                          $11,888,342            $36,586,187            $13,564,902
                                                                ============          =============          =============
Additional Cash Flows Information
  Interest paid                                                $  7,004,893           $  8,214,774           $  4,769,905
  Income tax paid                                                   868,653              1,124,491              1,077,327
  Loans transferred to foreclosed real estate                       280,311                663,142                     --

See Notes to Consolidated Financial Statements

                             Union Community Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2003, 2002 and 2001
                       (Table Dollar Amounts in Thousands)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Union Community Bancorp (Company) and its wholly-owned subsidiary, Union Federal Savings and Loan Association (Union Federal) and Union Federal's wholly-owned subsidiaries, UFS Service Corp. (UFS) and MSA Service Corporation (MSA), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of Union Federal. Union Federal operates under a federal thrift charter and provides full banking services. As a federally-chartered thrift, Union Federal is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The Company generates mortgage and consumer loans and receives deposits from customers located primarily in Montgomery County, Indiana and surrounding counties. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. UFS invests in a low income housing partnership. MSA is a real estate management and development company.

Consolidation - The consolidated financial statements include the accounts of the Company, Union Federal, UFS and MSA after elimination of all material intercompany transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that Union Federal will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans with payment delays not exceeding 90 days are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on an non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for credit losses, which is charged against current period operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
Subsequent recoveries, if any, are credited to the allowance. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to certain classified loans and pools of loans. Changes in classifications of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on the Company's historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

There are certain inherent risks in the Company's loan portfolio; accordingly, the Company includes certain environmental or qualitative factors in its determination of the adequacy of the allowance for loan losses. These factors include existing general economic and business conditions affecting the Company's key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and regulatory examination results. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits.

The allowance for loan losses also incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral of the loan, if collateral dependent. Impairment is recognized by adjusting an allocation of the existing allowance for loan losses.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2003, the allowance for loan losses is based on information currently available. A worsening or protracted economic decline in the area within which Union Federal operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 5 to 31.5 years.
Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system. The required investment in the common stock is based on a predetermined formula.

Investment in limited partnership is recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Foreclosed assets and real estate held for development, net arises from loan foreclosure or deed in lieu of foreclosure and acquisition of real estate for development and are carried at the lower of cost or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property, net of rental and other income, are expensed.

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core deposit intangible is being amortized on an accelerated basis over seven years until such time that straight-line amortization exceeds the accelerated method. This asset is periodically evaluated as to the recoverability of its carrying value.

Stock options - The Company has a stock-based employee compensation plan, which is described more fully in Note 17. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                            UNION COMMUNITY BANCORP
                                     Notes to Consolidated Financial Statements
                                         December 31, 2003, 2002 and 2001
                                        (Table Dollar Amounts in Thousands

                                                                    2003             2002              2001
                                                                   -----------------------------------------
Net income, as reported                                            $ 2,332          $2,802          $ 1,851
Less:  Total stock-based employee compensation cost
       determined under the fair value based method, net
       of income taxes                                                 (37)            (48)             (98)
Pro forma net income                                                $2,295          $2,754           $1,753
Earnings per share
      Basic - as reported                                          $  1.18         $  1.25           $  .93
      Basic - pro forma                                            $  1.16         $  1.22           $  .88
      Diluted - as reported                                        $  1.16         $  1.24           $  .93
      Diluted - pro forma                                          $  1.15         $  1.22           $  .88

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

Note 2:   Restriction on Cash and Due From Banks

The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003 was $183,000.

Note 3:   Investment Securities

                                                                 2003
                                                -------------------------------------------
                                                              Gross       Gross
                                                Amortized  Unrealized   Unrealized    Fair
                                                  Cost        Gains       Losses      Value
                                                -------------------------------------------
Available for sale - federal agencies           $6,000         $  2        $94      $5,908
Held to maturity - mortgage-backed securities      494           32         --         526
                                                ------         ----        ---      ------
   Total investment securities                  $6,494         $ 34        $94      $6,434
                                                ======         ====        ===      ======


                                                                 2002
                                                -------------------------------------------
                                                              Gross       Gross
                                                Amortized  Unrealized   Unrealized    Fair
                                                  Cost        Gains       Losses      Value
                                                -------------------------------------------
Held to maturity
   Federal agencies                             $  300         $ 8        $--       $  308
   Mortgage-backed securities                    1,337          87         --        1,424
                                                ------         ----        ---      ------
      Total held to maturity                    $1,637         $95        $--       $1,732
                                                ======         ===        ===       ======

At December 31, 2003, the Company had no investment securities in a continuous unrealized loss position for more than a year.

At December 31, 2003, federal agencies outstanding mature in one to five years.

Proceeds from sales of securities available for sale during 2002 were $76,000. Gross gains of $9,000 were realized on those sales. There were no sales of securities available for sale during 2003 and 2001.

Note 4:    Loans and Allowance

                                                 2003               2002
                                               --------------------------
Real estate mortgage loans
   One-to-four family                          $154,297          $163,890
   Multi-family                                  11,982             7,098
   Commercial                                    38,569            34,788
   Land                                           3,315             3,169
Real estate construction loans                    3,134             1,615
Commercial loans                                  9,992             6,433
Individuals' loans for household
   and other personal expenditures                  817               614
                                               --------          --------
                                                222,106           217,607
Unamortized deferred loan costs                     345               126
Allowance for loan losses                        (1,221)          (1,030)
                                               --------          --------
                  Total loans                  $221,230          $216,703
                                               ========          ========


                                                 2003       2002         2001
                                              ----------------------------------
Allowance for loan losses
   Balances, beginning of year                  $1,030       $ 520        $480
   Allowance acquired in acquisition                --         379          --
   Recoveries on loans                               8          --          --
   Provision for losses                            238         372          40
   Loans charged off                               (55)       (241)         --
                                                ------      ------        ----
   Balances, end of year                        $1,221      $1,030        $520
                                                ======      ======        ====


Information on impaired loans is summarized below.

                                                 2003         2002
                                                ------------------
Impaired loans, all of which have
   an allocated allowance                       $2,670      $2,775
Allowance for impaired loans
   (included in the Company's allowance
   for loan losses)                                440         293

The average balance of impaired loans was $2,182,000, $3,060,000 and $116,000 during 2003, 2002 and 2001. During those years, the difference between interest income recognized on impaired loans and cash-basis interest collected was not material.

At  December  31,  2003  and  2002,   non-accruing  loans  were  $3,638,000  and
$3,069,000, respectively. At December 31, 2003 and 2002, there were no accruing loans delinquent 90 days or more.

Note 5:  Premises and Equipment

                                                         2003       2002
                                                      -------------------
Land                                                    $  569     $  564
Buildings                                                3,885      1,988
Construction in process                                     --        432
Equipment                                                1,318      1,132
                                                        ------     ------
   Total cost                                            5,772      4,116
Accumulated depreciation                                (1,144)      (877)
                                                        ------     ------
   Net                                                  $4,628     $3,239
                                                        =======    =======

Note 6:  Investment in Limited Partnership

The investment in limited partnerships of $2,215,000 and $837,000 at December 31, 2003 and 2002 represents a 49.5 percent equity in Pedcor Investments - 2003-LIX, LP for 2003 and 2002, and a 99 percent equity in Pedcor Investments - 1993-XVI, LP for 2002, limited partnerships organized to build, own and operate apartment complexes. In addition to recording its equity in the losses of the partnerships, the Company has recorded the benefit of low income housing tax credits of $178,000 for each of the years ended December 31, 2003, 2002 and 2001. Condensed unaudited financial statements for the partnerships as of December 31 are as follows:

                                                        2003            2002
                                                      -----------------------
Condensed statements of financial condition
  Assets
     Cash                                               $   229         $  136
     Land and property                                    1,950          2,008
     Bond fund                                            5,362             --
     Development cost                                     2,412             --
     Other assets                                           224            210
                                                        -------         ------
         Total assets                                   $10,177         $2,354
                                                        =======         ======
  Liabilities
     Notes payable - Association                        $   121         $  268
     Notes payable - other                                7,647          1,309
     Other liabilities                                      305            163
                                                        -------         ------
         Total liabilities                                8,073          1,740
  Partners' equity                                        2,104            614
                                                        -------         ------
      Total liabilities and partners' equity            $10,177         $2,354
                                                        =======         ======


                                         2003      2002       2001
                                        ----------------------------
Condensed statements of operations
  Total revenue                         $ 236    $  258     $  263
  Total expenses                         (318)     (292)      (305)
                                        -----    ------     ------
     Net loss                           $ (82)   $  (34)    $  (42)
                                        =====    ======     ======

Note 7:  Core Deposit Intangible

The carrying basis of the recognized core deposit intangible included in other assets was $590,000 at December 31, 2003 and 2002 and the accumulated amortization of such intangible was $192,000 and $105,000 at those dates.

Amortization expense for 2003 and 2002 was $105,000 and $87,000. Estimated amortization expense for each of the following five years is approximately $80,000.


Note 8:  Deposits
                                                          2003            2002
                                                       -------------------------
Noninterest bearing demand                             $  3,930       $  3,850
Interest bearing demand                                  62,482         49,462
Savings deposits                                         29,756         32,414
Certificates and other time deposits
        of $100,000 or more                              36,803         42,233
Other certificates and time deposits                     57,221         62,232
                                                       --------       --------
         Total deposits                                $190,192       $190,191
                                                       ========       ========


     The scheduled maturities of time deposits are:

         2004                                   $53,832
         2005                                    14,702
         2006                                     9,146
         2007                                     8,370
         2008                                     7,974
                                                -------
                                                $94,024
                                                =======

Note 9:  Borrowings

Borrowings included the following:

                           2003          2002
                         ----------------------
FHLB advances            $33,814        $39,752
Note payable                 132            303
                         -------        -------
                         $33,946        $40,055
                         =======        =======

Aggregate annual maturities of borrowings at December 31, 2003, are:

         2004                 $   253
         2005                   3,730
         2007                  10,000
         After 2008            19,963
                              -------
                              $33,946
                              =======

FHLB advances are secured by first-mortgage loans totaling $146,519,000. Advances, at interest rates from 4.2 to 6.6 percent, are subject to restrictions or penalties in the event of prepayment.

Union Federal has an available line of credit with the FHLB totaling $2,000,000. The line of credit expires March 3, 2004 and bears interest at a rate equal to the current variable advance rate. There were no draws on this line of credit at December 31, 2003.

The note payable bears no interest so long as there exists no event of default. In the instances where an event of default has occurred, interest shall be calculated at a rate equal to the lesser of 14 percent per annum or the highest amount permitted by applicable law.

Note 10:  Income Tax

                                           2003       2002      2001
                                        -------------------------------
Income tax expense
  Currently payable
     Federal                             $  701    $  843       $719
     State                                  243       237        229
  Deferred
     Federal                                180       273        (17)
     State                                   48       126         (4)
                                         ------    ------       ----
    Total income tax expense             $1,172    $1,479       $927
                                         ======    ======       ====
Reconciliation of federal statutory
    to actual tax expense
  Federal statutory income tax at 34%    $1,191    $1,456       $945
  Effect of state income taxes              192       240        149
  Tax credits                              (178)     (178)      (178)
  Other                                     (33)      (39)        11
                                         ------    ------       ----
           Actual tax expense            $1,172    $1,479       $927
                                         ======    ======       ====
     Effective tax rate                    33.5%     34.5%      33.4%

The components of the cumulative net deferred tax asset included in other assets are as follows:

                                                   2003            2002
                                                -------------------------
Assets
   Allowance for loan losses                      $ 516            $ 435
   Pensions and employee benefits                   124              108
   Purchase accounting adjustments                  198              352
   Available-for-sale securities                     36               --
   Other                                             --               60
                                                  -----            -----
      Total assets                                  874              955
                                                  -----            -----
Liabilities
   Depreciation                                    (308)            (290)
   State income tax                                  (4)             (16)
   FHLB stock dividend                             (109)             (53)
   Loan fees                                       (291)            (263)
   Equity in partnership losses                    (140)            (119)
                                                  -----            -----
      Total liabilities                            (852)            (741)
                                                  -----            -----
                                                  $  22            $ 214
                                                  =====            =====

There was no valuation allowance necessary at December 31, 2003 and 2002.

Retained earnings include approximately $4,132,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $1,637,000.

Note 11:  Other Comprehensive Income

                                                                          2003
                                                       ------------------------------------------
                                                       Before-Tax        Tax           Net-of-Tax
                                                        Amount          Benefit         Amount
                                                       ------------------------------------------
Unrealized losses on securities:
  Unrealized holding losses arising during the year       $(92)          $37            $(55)
  Less: reclassification adjustment for gains realized
           in net income                                    --            --              --
                                                          -----          ---            -----
  Other comprehensive loss                                $(92)          $37            $(55)
                                                          =====          ===            =====



                                                                          2002
                                                       ------------------------------------------
                                                       Before-Tax        Tax           Net-of-Tax
                                                        Amount          Benefit         Amount
                                                       ------------------------------------------
Unrealized gains on securities:
  Unrealized holding gains arising during the year        $  8          $(3)            $  5
  Less: reclassification adjustment for gains realized
           in net income                                     8           (3)               5
                                                          -----          ---            -----
  Other comprehensive income                              $ --           $--            $--
                                                          =====          ===            =====


During 2001, the Company had no realized or unrealized gains or losses on securities or other items of comprehensive income.

Note 12:  Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                  2003           2002
                                                -----------------------

         Commitments to extend credit           $18,145         $11,670
         Standby letters of credit                4,142           4,177

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

Union Federal has entered into employment agreements with three officers which provide for the continuation of salary and certain benefits for a specified period of time under certain conditions for approximately three years. Under the terms of the agreements, these payments could occur in the event of a change in control of Union Federal, as defined, along with other specific conditions. Union Federal is not required to pay any amounts under these agreements which cannot be deducted for federal income tax purposes.

The Company and Union Federal are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 13: Dividend and Capital Restrictions

Without prior approval, current regulations allow Union Federal to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two years. Union Federal normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

At December 31, 2003, the shareholder's equity of Union Federal was $33,531,000. Although well capitalized, under current regulations in effect, Union Federal is required to apply to the Office of Thrift Supervision to pay dividends to the Company.

Note 14:  Regulatory Capital

Union Federal is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At December 31, 2003 and 2002, Union Federal is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 2003 that management believes have changed Union Federal's classification.

Union Federal's actual and required capital amounts and ratios are as follows:

                                                                                2003
                                                                         Required for        To Be Well
                                                         Actual        Adequate Capital(1)  Capitalized(1)
                                                     Amount   Ratio    Amount     Ratio     Amount   Ratio
                                                     ------------------------------------------------------
Total risk-based capital(1)
  (to risk-weighted assets)                          $30,560  18.1%    $13,538    8.0%      $16,923  10.0%
Tier 1 capital(1) (to risk-weighted assets)           30,270  17.9%      6,769    4.0%       10,154   6.0%
Core capital(1) (to adjusted total assets)            30,270  11.7%     10,331    4.0%       12,914   5.0%
Core capital(1) (to adjusted tangible assets)         30,270  11.7%      5,165    2.0%        N/A     N/A
Tangible capital(1) (to adjusted total assets)        30,270  11.7%      3,874    1.5%        N/A     N/A
(1)As defined by regulatory agencies


                                                                                2002
                                                                         Required for        To Be Well
                                                         Actual        Adequate Capital(1)  Capitalized(1)
                                                     Amount   Ratio    Amount     Ratio     Amount   Ratio
                                                     -----------------------------------------------------
Total risk-based capital(1)
  (to risk-weighted assets)                          $33,661  21.4%    $12,605    8.0%      $15,756  10.0%
Tier 1 capital(1) (to risk-weighted assets)           32,631  20.7%      6,302    4.0%        9,454   6.0%
Core capital(1) (to adjusted total assets)            32,631  12.2%     10,672    4.0%       13,340   5.0%
Core capital(1) (to adjusted tangible assets)         32,631  12.2%      5,336    2.0%         N/A    N/A
Tangible capital(1) (to adjusted total assets)        32,631  12.2%      4,002    1.5%         N/A    N/A
(1)As defined by regulatory agencies

Note 15:  Employee Benefit Plans

The Company provides pension benefits for substantially all of its employees, and is a participant in a multi-employer pension fund. Separate actuarial valuations are not made with respect to each participating employer. Pension expense was $93,000, $2,000, and $1,000 for 2003, 2002 and 2001.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50% for the first 5% of base salary contributed by participants. The Company's expense for the plan was $43,000, $45,000 and $18,000 for 2003, 2002 and 2001.

The Company has an ESOP covering substantially all employees of the Company and Union Federal. The ESOP acquired 184,000 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Unearned ESOP shares totaled 122,900 and 132,340 at December 31, 2003 and 2002 and had a fair value of $2,146,000 and $2,078,000 at December 31, 2003 and 2002. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of Union Federal, are made to the ESOP. ESOP expense for the years ended December 31, 2003, 2002 and 2001 was $159,000, $143,000 and $135,000. At December 31, 2003,
the ESOP had 61,100 allocated shares, 122,900 suspense shares and no committed-to-be released shares. At December 31, 2002, the ESOP had 51,660 allocated shares, 132,340 suspense shares and no committed-to-be released shares.

Union Federal has a Recognition and Retention Plan and Trust (RRP) to which it contributed $1,753,853 for the purchase of 121,670 shares of Company common stock, and grants for 88,900 of these shares have been awarded to various directors, officers and employees of Union Federal. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year. Expense under the plan for the years ended December 31, 2003, 2002 and 2001 was $113,000, $264,000 and $242,000.

Note 16:  Stock Option Plan

Under the Company's stock option plan (Plan), which is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion
(APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent per year. The Company has authorized the grant of options for up to 304,175 shares of the Company's common stock and has granted 226,000 of the options. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement (see Note 1). The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions for the 2003 grants:

                                                                        2003
                                                                      --------
         Risk-free interest rate                                        3.3%
         Dividend yield                                                 3.6
         Volatility factors of expected market price of common stock   15.4
         Weighted-average expected life of the options                 10 years

A summary of the status of the Plan at December 31, 2003, 2002 and 2001, and changes during the years then ended is presented below:

                                         2003                      2002                       2001
                                       Weighted-                 Weighted-                  Weighted-
                                        Average                   Average                    Average
                            Shares   Exercise Price    Shares  Exercise Price    Shares   Exercise Price
                           ------------------------------------------------------------------------------
Outstanding,
  beginning of year        165,000       $14.49       186,000       $14.49      186,000        $14.49
Granted                     40,000        15.90            --                        --
Exercised                       --                     (8,000)       14.49           --
Forfeited                   (2,000)       14.49       (13,000)       14.49           --
                           -------                    --------                  -------
Outstanding, end of year   203,000        14.77       165,000        14.49      186,000         14.49
                           ========                   ========                  ========
Options exercisable,
  end of year              163,000                    130,400                   116,800
                           ========                   ========                  ========

As of December 31, 2003, options totaling 163,000 have an exercise price of $14.49 and a weighted-average remaining contractual life of 4.5 years and options totaling 40,000 have an exercise price of $15.90 and a weighted-average remaining contractual life of 9.1 years.

Note 18:  Earnings Per Share

     Earnings per share (EPS) were computed as follows:

                                                              Year Ended December 31, 2003
                                                                        Weighted-
                                                                         Average          Per Share
                                                        Income           Shares            Amount
                                                       -------------------------------------------------
Basic earnings per share
  Income available to common shareholders               $ 2,332        1,982,872           $1.18
Effect of dilutive stock options                                          20,819
                                                        -------        ---------
Diluted earnings per share
  Income available to common shareholders and
     assumed conversions                                $ 2,332        2,003,691           $1.16
                                                        =======        =========           =====

                                                              Year Ended December 31, 2002
                                                                        Weighted-
                                                                         Average          Per Share
                                                        Income           Shares            Amount
                                                       -------------------------------------------------

Basic earnings per share
  Income available to common shareholders               $ 2,802        2,249,239           $1.25
Effect of dilutive stock options                                           1,841
                                                        -------        ---------
Diluted earnings per share
  Income available to common shareholders and
     assumed conversions                                $ 2,802        2,251,080           $1.24
                                                        =======        =========           =====

For 2001, basic and diluted EPS were $.93 a share, and the weighted-average shares outstanding were 1,995,020. Options to purchase 186,000 shares were excluded from the computation of diluted EPS because the options' exercise price was greater than or equal to the average market price of common shares.

Note 18:  Related Party Transactions

Union Federal has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

     Balances, January 1, 2003                      $3,942

         New loans, including renewals                 639
         Change in composition                         782
         Payments, etc. including renewals            (966)
                                                    -------
     Balances, December 31, 2003                    $4,397
                                                    ======

Deposits from related parties held by Union Federal at December 31, 2003 and 2002, totaled $1,368,000 and $988,000.

Note 19:     Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing   Deposits  -  The  fair  value  of  interest-bearing  deposits approximates carrying values.

Securities - Fair values are based on quoted market prices.

Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable/Payable - The fair value of interest receivable/payable approximates carrying values.

Cash Value of Life Insurance - The fair value of cash value of life insurance approximates the carrying value.

Deposits - Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Advance Payments by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Note Payable - Limited Partnership - The fair value of the borrowing is estimated using a discounted cash flow calculation, based on current rates for similar debt.

Off-Balance Sheet Commitments - Commitments include commitments to originate mortgage and consumer loans, and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company's financial instruments are as follows:

                                               2003                 2002
                                       -----------------------------------------

                                       Carrying    Fair     Carrying     Fair
                                        Amount     Value      Amount     Value
                                       -----------------------------------------
Assets
  Cash and cash equivalents             $11,888  $11,888      $36,586   $36,586
  Interest-bearing deposits                 150      150          145       145
  Securities available for sale           5,908    5,908           --        --
  Securities held to maturity               494      526        1,637     1,732
  Loans, net                            221,230  228,971      216,703   226,998
  Stock in FHLB                           3,556    3,556        3,424     3,424
  Interest receivable                     1,128    1,128        1,277     1,277
  Cash value of life insurance            5,149    5,149           --        --

Liabilities
  Deposits                              190,192  192,064      190,191   192,824
  Borrowings
     FHLB advances                        33,814  36,668       39,752    42,798
     Notes payable - limited partnership     132     132          303       297
  Interest payable                           572     572          650       650
  Advances by borrowers for
     taxes and insurance                     582     582          543       543

Note 20:  Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:


                            Condensed Balance Sheets
                                          2003            2002
                                       ------------------------
Assets
  Cash                                  $  1,988        $  1,258
  Interest bearing deposits                   50              45
  Investment in Union Federal             33,531          35,903
  Other assets                               457             461
                                        --------        --------
   Total assets                          $36,026          $37,667
                                        ========        ========

Liability - other                       $   496         $    478
Shareholders' Equity                     35,530           37,189
                                        --------        --------
  Total liabilities and
   shareholders' equity                  $36,026          $37,667
                                        ========        ========

                         Condensed Statements of Income

                                                               2003             2002              2001
--------------------------------------------------------------------------------------------------------

Income
  Dividends from Union Federal                                $5,000          $3,721            $16,709
  Other income                                                    64              90                 77
                                                              ------          ------            -------
  Total income                                                 5,064           3,811             16,786
                                                              ------          ------            -------
Expenses
  Salaries and employee benefits                                  79              74                 91
  Legal and professional fees                                     73              85                 78
  Other expenses                                                  57              57                 32
                                                              ------          ------            -------
  Total expenses                                                 209             216                201
                                                              ------          ------            -------
Income before income tax and equity in
   undistributed income of Union Federal                       4,855           3,595             16,585

Income tax benefit                                                37              36                 35
                                                              ------          ------            -------
Income before equity in undistributed income
  of Union Federal                                             4,892           3,631             16,620

Distribution in excess of income of Union Federal             (2,560)           (829)           (14,769)

Net Income                                                    $2,332          $2,802            $  1,851
                                                              ======          ======            ========


                                     Condensed Statements of Cash Flows

                                                              2003             2002              2001
---------------------------------------------------------------------------------------------------------

Operating Activities
Net income                                                    $2,332         $ 2,802            $  1,851
Items not requiring (providing) cash
   Distributions in excess of income of subsidiary             2,560             829              14,769
   Other                                                          77           2,042                (155)
                                                              ------          ------            -------
    Net cash provided by operating activities                  4,969           5,673              16,465
                                                              ------          ------            -------
Investing Activities
   Net change in interest bearing deposits                        (5)             (5)                 --
   Proceeds from sales of investments available for sale          --              76                  --
   Net cash paid in acquisition                                   --          (9,413)                 --
                                                              ------          ------             -------
    Net cash used in investing activities                         (5)         (9,342)                 --
                                                              ------          ------             -------
Financing Activities
  Cash dividends                                              (1,234)         (1,112)             (1,254)
  Stock options exercised                                       --               117                  --
  Repurchase of common stock                                  (3,000)         (7,414)             (3,456)
                                                              ------          ------            -------
     Net cash used in financing activities                    (4,234)         (8,409)             (4,710)
                                                              ------          ------            --------
Net Change in Cash                                               730         (12,078)             11,755

Cash at Beginning of Year                                      1,258          13,336               1,581
                                                              ------          ------            --------
Cash at End of Year                                           $1,988         $ 1,258             $13,336
                                                              ======          ======            ========

================================================================================================

                                      DIRECTORS AND OFFICERS

================================================================================================

                                        BOARD OF DIRECTORS

                                         Joseph E. Timmons
                                       Chairman of the Board
                        President of Union Federal Savings and Loan Association

     Philip L. Boots                       Mark E. Foster                   John M. Horner
        President,                        General Manager,                 Dealer Principal,
Boots Brothers Oil Company, Inc.       Birkey's Farm Store, Inc.       Horner Pontiac Buick GMC

    Marvin L. Burkett                     C. Rex Henthorn                   Harry A. Siamas
     Farmer (Retired)                         Attorney                         Attorney

    Phillip E. Grush                   Samuel H. Hildebrand                Joseph M. Malott
      Optometrist                            President,                  Financial Institutions
                                     Village Traditions, Inc.                 Consultant

================================================================================================

                                 OFFICERS OF UNION COMMUNITY BANCORP

                         Alan L. Grimble                    Joseph E. Timmons
                     Chief Executive Officer                   President

                      Denise E. Swearingen                   J. Lee Walden
                     Secretary and Treasurer             Chief Financial Officer

================================================================================================

                          OFFICERS OF UNION FEDERAL SAVINGS AND LOAN ASSOCIATION

                       Alan L. Grimble                      Joseph E. Timmons
                   Chief Executive Officer                     President

                        J. Lee Walden                        Steve V. Brier
                   Executive Vice President and             Vice President and
                     Chief Financil Officer               Chief Lending Officer

                      Denise E. Swearingen                  Lori S. Collins
                      Vice President and                   Vice President and
                   Chief Operations Officer             Chief Administration Officer

                             Directors and Officers

     Philip L. Boots (age 57) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

     Marvin L. Burkett (age 76) has retired from his work as a farmer and equipment dealer in Montgomery County since 1956.

     Mark E. Foster (age 51) is the Owner and General Manager of a retail farm equipment and automobile dealership located in Warren County, Indiana, a position he has held since 1983.

     Alan L. Grimble (age 47) is currently the Chief Executive Officer of the Holding Company and Union Federal having held these positions since 2002. He has worked for Union Federal since 1998.

     Phillip E. Grush (age 72) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a part-time employee/consultant.

     C. Rex Henthorn (age 66) is a partner with Henthorn, Harris, Taylor & Weliever, P.C., a professional legal corporation engaged in the practice of law.

     Samuel H. Hildebrand, II (age 64) has served since 1995 as President and Chief Executive Officer of Village Traditions, Inc., a company engaged in property management and custom fabrication of rain gutter systems through its Custom Flo Division, Seamless Gutter Systems Division, in Crawfordsville, Indiana.


     John M. Horner (age 67) has served as Dealer Principal of Horner Pontiac Buick GMC in Crawfordsville since 1974.

     Joseph M. Malott (age 66) has been self-employed as a consultant to financial institutions for the past five years.

     Harry A. Siamas (age 53) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

     Denise E. Swearingen (age 45) has served as the Holding Company's Secretary and Treasurer since 1997 and as Vice President and Chief Operations Officer of Union Federal since 2002. She has worked for Union Federal since 1983.

     Joseph E.  Timmons  (age 69) is  currently  the  President  of the  Holding
Company and Union Federal, having served as President and Chief Executive Officer of the Holding Company from 1997 to 2002 and President and Chief Executive Officer of Union Federal from 1974 to 2002. He has been an employee of Union Federal since 1954.

     J. Lee Walden (age 56) is currently Chief Financial Officer of the Holding Company and Union Federal having held these positions since the 2002 acquisition of Montgomery Financial Corp. and Montgomery Savings. In addition, he has been the Executive Vice President of Union Federal since 2003. He had previously worked for Montgomery Savings since 1984.

SHAREHOLDER INFORMATION

Market Information

     Union Federal converted from a federal mutual savings and loan association to a federal stock savings and loan association effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of February 26, 2004, there were approximately 415 record holders of the Holding Company's Common Stock.

     Any dividends paid by the Holding Company will be subject to determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by Union Federal to the Holding Company; and, general business practices.

     The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from Union Federal. Applicable law restricts the amount of dividends Union Federal may pay to the Holding Company without obtaining the prior approval of the OTS to an amount that does not exceed Union Federal's year-to-date net income plus its retained net income for the preceding two years. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

     In addition to the foregoing, the portion of Union Federal's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by Union Federal to pay cash dividends to the Holding Company without the payment of federal income taxes by Union Federal at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by Union Federal that would result in a recapture of Union Federal's bad debt reserve or otherwise create federal tax liabilities.

                                    Stock Price
                                    -----------               Dividends
Quarter Ended                 High              Low           Per Share
-------------                 ----              ---           ---------
March 31, 2002               15.19             13.26            .11
June 30, 2002                15.33             13.92            .12
September 30, 2002           15.28             13.81            .14
December 31, 2002            16.24             13.56            .15
March 31, 2003               16.94             15.40            .15
June 30, 2003                18.06             16.25            .15
September 30, 2003           17.65             16.15            .15
December 31, 2003            17.95             16.53            .15

Transfer Agent and Registrar

Computershare Investor Services LLC
P.O. Box 3504
Chicago, Illinois 60690

Corporate Counsel

Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

Independent Auditor

BKD LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46244

Shareholders and General Inquiries

The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 2003 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

         J. Lee Walden
         Chief Financial Officer
         Union Community Bancorp
         221 East Main Street - PO Box 151
         Crawfordsville, Indiana 47933